                              Filed by Pennsylvania Real Estate Investment Trust
                                    Subject Company: Crown American Realty Trust
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                     Commission File No.: 1-6300


Pennsylvania Real Estate Investment Trust and
Crown American Realty Trust
Announce Merger Agreement
May 14, 2003

                                                               [Graphic omitted]

Investor Notice
--------------------------------------------------------------------------------
In connection with the proposed transactions referenced below, PREIT and Crown American Realty Trust intend to file a joint proxy statement/prospectus on Form S-4 and other materials with the Securities and Exchange Commission. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials when they become available as well as other materials filed with the Securities and Exchange Commission concerning PREIT and Crown American Realty Trust at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials and other documents filed by PREIT may be obtained for free by directing a request to Pennsylvania Real Estate Investment Trust at The Bellevue, 200 S. Broad Street, Philadelphia, PA 19102; Attn: Investor Relations. In addition, these materials and other documents filed by Crown American Realty Trust may be obtained for free by directing a request to Crown American Realty at Pasquerilla Plaza, Johnstown, Pennsylvania 15901; Attn: Investor Relations.

PREIT and Crown American Realty Trust, and their respective trustees and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the shareholders of PREIT and Crown American Realty Trust in connection with the merger. Information about the trustees and executive officers of PREIT and their ownership of PREIT shares is set forth in the proxy statement for PREIT's 2003 Annual Meeting of Shareholders, which was filed with the Securities and Exchange Commission on April 30, 2003. Information about the trustees and executive officers of Crown American Realty Trust and their ownership of Crown American Realty Trust stock is set forth in the Crown American Realty Trust's Annual Report on Form 10-K and the amendment to its Form 10-K filed with the Securities and Exchange Commission on March 31, 2003 and April 22, 2003, respectively. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when its becomes available.

                                                               [Graphic omitted]

Strategic Reasons for the Transaction
--------------------------------------------------------------------------------
o Unique opportunity to acquire a large portfolio of assets in PREIT's core markets

     - Completes transformation of the Company initiated with the acquisition of a portfolio of malls from The Rouse Company and the pending sale of the multifamily portfolio

     - Significant long-term growth potential through redevelopment and re-tenanting of properties

     -   Positions PREIT as a leading shopping mall REIT in the Mid-Atlantic

o    Value creation opportunities result from PREIT's operating strengths

     -   Proven track record with middle market malls

     -   Established franchise within retail community

     -   Long-standing relationships with expanding mall retailers

     -   Leasing team experienced with large format and value oriented retailers

o Operating leverage with tenants and efficiencies associated with greater scale and market penetration

o Demonstrated ability of PREIT personnel to integrate corporate acquisitions, including Strouse Greenberg (1992), Equity Retail (1996) and The Rubin Organization (1997)

o    Elevates the Company to next tier of major regional retail REITs

     - Combined company will have a total market capitalization of $2.7 billion and a total equity capitalization of $924 million, a 107% and 70% increase, respectively (1)

     -   Improved access to capital and acquisition currency

----------
(1) Percentage change calculated pro forma for the completion of the Rouse Portfolio acquisition and the Multifamily Sale.

                                                               [Graphic omitted]

Transaction Structure
--------------------------------------------------------------------------------

o PREIT will acquire Crown in a stock for stock transaction valued at $1.3 billion

     - PREIT will exchange 11,512,780 common shares and 2,044,511 OP units for Crown's outstanding common shares and the assets owned by Crown's Operating Partnership, respectively



                                                                                                            Implied         Implied
                                                         Fixed             PREIT            PREIT          Aggregate     Transaction
                                          Total      Exchange Ratio   Currency Issued   Stock Price(1)  Consideration(1)   Price(1)
                                       ----------    --------------   ---------------   --------------  ----------------   --------
Common Shares                          32,077,961           0.3589x        11,512,780         $  28.00      $322,357,846   $  10.05
OP units(2)                             9,956,398           0.2053x         2,044,511         $  28.00       $57,246,313   $   5.75
                                       ----------    --------------   ---------------   --------------  ----------------   --------
  Total/Wtd.Avg.                       42,034,359          0.3225x         13,557,291         $  28.00      $379,604,159   $   9.03

     -   Fixed exchange ratio; no "collar" or other adjustment mechanism

         o Crown common shareholders will receive 0.3589 PREIT common shares for each Crown common share owned

         o Crown OP unitholders will receive 0.2053 PREIT OP units for each Crown OP unit owned

             -   All Crown OP units are owned by affiliates of Mark Pasquerilla

             - Separate OP unit exchange ratio reflects the settlement of the Cash Flow Support Agreement and the sale of Oak Ridge Mall to an affiliate of Mark Pasquerilla

         o   Weighted Average Exchange Ratio of 0.3225x (3)

     - PREIT will exchange 522,797 stock options having a weighted average exercise price of $19.92 for Crown's outstanding stock options

o PREIT will declare an increase in its annual dividend per share to $2.16 from $2.04 at the announcement of the transaction, effective upon the first quarterly distribution date following the closing of the transaction


o    PREIT's Board of Trustees will be increased by 2 Trustees

o    PREIT senior management will remain unchanged

----------
(1) Based on PREIT's closing price of $28.00 on 5/13/03.
(2) In connection with the transaction, the Cash Flow Support Agreement between Crown and Crown Investments Trust (CIT) will be completely terminated. As a result, CIT's percentage ownership in the Crown Operating Partnership will be reduced by an amount equivalent to 500,000 operating partnership units thus reducing CIT's ownership interest in the Operating Partnership to 15.1% from 16.2% while increasing Crown American Realty's percentage ownership interest in the Operating Partnership to 84.9% from 83.8%.
(3) Based upon the respective ownership interests of the common shareholders and OP unitholders.


                                                               [Graphic omitted]

Transaction Pricing
--------------------------------------------------------------------------------
o    Overview of assets

     -   20 core assets acquired with 2002 average sales $285 PSF

         o Excludes one 50% owned joint venture property, Palmer Park Mall, which PREIT manages and owns the other 50% interest

     - 6 non-core assets acquired with 2002 average sales PSF of $218; assets intended to be repositioned and sold over the next 1 to 3 years

         o 2 non-core assets (Oak Ridge Mall and Carlisle Plaza Mall) previously sold

     -   Crown's headquarters building in Johnstown, PA not acquired

     - PREIT will receive 16 unimproved land parcels (92 acres) adjacent to three acquired assets

o    Cap rate(1)

     -   10.2% overall cap rate

     -   9.9% cap rate on core assets

     -   12.8% cap rate on 6 non-core assets

----------

(1) Cap rate reflects property NOI forecast for 2003, including management revenue, but excluding straight-line rent. The purchase price used to calculate the cap rate excludes the mark-to-market premium on above-market-rate debt and preferred stock.


                                                               [Graphic omitted]

Strategy Regarding 'Non-Core' Assets
--------------------------------------------------------------------------------
o    Structure & Business Plan

     - PREIT will pursue non-recourse mortgage financing for the 6 non-core assets

         o Reviewing application from an institutional lender for non-recourse financing

         o Total non-recourse financing required for non-core assets of approximately $95 million

     - Certain assets will be placed in a Special Purpose Entity to facilitate their financing and ultimate disposition

     - PREIT will work to reposition and / or re-merchandise the 6 non-core assets

     -   Anticipate liquidation of 6 non-core assets over 3 year period


                                                               [Graphic omitted]

Summary Pro Forma Capitalization
--------------------------------------------------------------------------------

                                                    Summary of PREIT Pro Forma Capitalization


                                                                                     PREIT Pro                         PREIT Pro
                                   PREIT Stand      Rouse          Multifamily      Forma Rouse      Crown Stand      Forma All 3
                                     Alone (4)  Transaction (5)     Sale (6)       and Multifamily     Alone (7)    Transactions (8)
                                  -------------  -------------   ---------------  ----------------  --------------  ----------------
Common Shares                            16,754             --                --            16,754          32,078            28,266
OP Units                                  1,763            934                --             2,697           5,697             4,742
                                  -------------  -------------   ---------------  ----------------  --------------  ----------------
  Total Shares / Units (1)               18,517            934                --            19,451          37,775            33,008

Stock Price @ 5/13/03                    $28.00         $29.29                --            $28.00          $10.75            $28.00

  Equity Market Capitalization         $518,474        $27,346                --          $544,621        $406,077          $924,225

Preferred Stock                              --             --                --                --         123,750           123,750

Debt: (2)
Mark-to-Market Adjustment                    --        $17,809                --           $17,809              --           $67,077
Secured Debt                            478,218        373,146          (199,330)          652,033         619,063         1,341,096
Bridge Loan (3)                              --        196,760          (196,760)               --              --                --
Line of Credit                          146,900        (42,000)          (17,610)           87,290         139,528           223,304
                                  -------------  -------------   ---------------  ----------------  --------------  ----------------
  Total Debt                           $625,118       $545,715         ($413,700)         $757,132        $758,591        $1,631,476

  Total Debt & Preferred Stock         $625,118       $545,715         ($413,700)         $757,132        $882,341        $1,755,226
                                  -------------  -------------   ---------------  ----------------  --------------  ----------------
  Total Market Capitalization        $1,143,592       $573,061         ($413,700)       $1,301,753      $1,288,417        $2,679,451


Debt / Total Market Cap.                  54.7%                                              58.2%           58.9%             60.9%
(Debt + Preferred) / Total Market Cap.    54.7%                                              58.2%           68.5%             65.5%


----------
(1) PREIT Shares / OP units outstanding as of 3/31/03; Crown Shares / OP units outstanding as of 4/30/03.
(2) Debt balances as of 3/31/03 and included pro rata share of joint venture debt.
(3) Bridge loan of $196.8 million reflects total purchase price of $555.3 million less $277.1 million of assumed Rouse mortgage debt, $54.0 million of new mortgage debt and $27.3 million of OP units issued (assumes all 0.9 million OP units issued at closing of the Rouse Transaction).
(4) As of 3/31/03; prior to the closing of the Rouse
    Transaction.
(5) Includes Cherry Hill Mall exchange. Based on 6 assets at a purchase price of $548.0 million plus transaction costs of $7.3 million and the $17.8 million write-up of the assumed above-market rate mortgage debt. Secured debt includes $277.1 million of assumed mortgage debt and $54.0 million of net financing proceeds on Moorestown Mall and Dartmouth Mall. Assumes all 0.9 million OP units issued at closing of the Rouse Transaction.
(6) Based on a $420.0 purchase price less $6.3 million in transaction costs. Assumes that the existing mortgage balance on the multifamily portfolio of $199.3 million is either assumed by purchaser or repaid upon closing of disposition. Transaction conditioned upon receipt of consents and other items, matters and conditions.
(7) Includes pro rata share of JV debt.
    Excludes Pasquerilla Plaza mortgage, $49.3 million write-up of above-market-rate debt and $66.5 million of transaction costs financed on the company's line of credit. Pro forma for the equivalent reduction of 4.3 million OP units in connection with the settlement by Crown of the transactions with its principal shareholder.
(8) Reflects a common share exchange ratio of 0.3589x and an OP unit exchange ratio of 0.2053x to account for the reduced ownership interest of OP unitholders due to settlement of insider transactions. Debt balances are pro forma for the transaction adjustments.





                                                               [Graphic omitted]
                                        6

Summary of Accretion / (Dilution)
--------------------------------------------------------------------------------

                                                          Accretion / (Dilution)


                                                                            2003(1)                              2004(1)
                                                                -----------------------------        -------------------------------
                                                                FFO per Share      Leverage(2)       FFO per Share       Leverage(2)
                                                                -------------      -----------       -------------       -----------
Base Case(3)                                                    $3.39 - $3.51            58.2%       $3.62 - $3.74             58.6%

Pro Forma Crown Transaction(4)                                  $3.34 - $3.46            65.5%       $4.26 - $4.38             65.7%
     Accretion (mid-point)(5)                                  -$0.05 / -1.4%                        $0.64 / 17.4%


----------

(1) Operating results assume the following closing dates for the respective transactions: 4 Rouse Assets (5/1/03); 2 Rouse Assets (6/1/03); Sale of Multifamily (7/1/03); Crown Transaction (10/1/03).

(2) Leverage is calculated as (Total Debt + Preferred) / (Total Market Capitalization).

(3) Pro forma for the completion of the Rouse Portfolio acquisition and the Multifamily Sale; includes the amortization of the debt premium on the assumed above-market-rate mortgage debt in the acquisition of the Rouse Portfolio effectively reducing interest expense.

(4) Includes the amortization of the debt premium on the assumed above-market-rate mortgage debt in the Crown Transaction effectively reducing interest expense.

(5) Accretion is based on PREIT base case FFO per share in the respective time period.


                                                               [Graphic omitted]
                                        7

Comparative Valuation
--------------------------------------------------------------------------------

                                                            Valuation Statistics


                                                                                               Crown                      PREIT(1)
                                                                                          --------------              --------------
Current Price (5/13/03)                                                                           $10.75                      $28.00

Total Common Equity Value ($ in thousands)(2)                                                   $406,077                    $544,621
Total Market Capitalization ($ in thousands) (2)                                              $1,288,417                  $1,301,753

Current Dividend / Dividend Yield                                                         $0.85 / (7.9%)              $2.04 / (7.3%)

2002 FFO per Share / FFO Multiple                                                         $1.36 / (7.9x)              $2.85 / (9.8x)
2003E FFO per Share / FFO Multiple(3)                                                     $1.46 / (7.4x)              $3.20 / (8.8x)
2002E FFO per Share / FFO Multiple(3)                                                     $1.48 / (7.3x)              $3.34 / (8.4x)

Debt / Total Market Capitalization(4)(5)                                                          58.9%                        58.2%
(Debt + Preferred) / Total Market Capitalization(4)(5)                                            68.5%                        58.2%

Total Common Shares Outstanding(6)                                                           32,077,961                   16,753,614
Total Common Shares and Units Outstanding(5)(6)                                              37,774,565                   19,450,736

Average Daily Volume(7)                                                                         109,136                       42,392


----------
(1) Pro forma the acquisition of the Rouse Portfolio and the sale of the Multifamily Portfolio.

(2) Includes both common shares and OP units outstanding. Crown's equity value based on 37.8 million common shares and OP units outstanding.

(3)  Source: First Call as of 5/13/03.

(4)  Debt balances include pro rata share of joint venture debt.

(5) PREIT's Total Market Capitalization and OP units outstanding include 0.9 million OP units issued in connection with the acquisition of the Rouse Portfolio (assumes all 0.9 million OP units issued at closing). Crown's OP units outstanding reflect CIT's reduced ownership interest in the Operating Partnership due to the elimination of the equivalent of 4.3 million OP units in connection with CIT's purchase of Oak Ridge Mall and the termination of the Cash Flow Support Agreement.

(6) Crown share and OP unit count as of 4/30/03. PREIT share and OP unit count as of 3/31/03.

(7)  Trailing twelve month average as of 5/13/03. Source: Bloomberg.


                                                               [Graphic omitted]
                                       8

Crown American Portfolio
--------------------------------------------------------------------------------

                                20 Malls          6 Malls           26 Malls
                            Retained Assets   Non-Core Assets        Total(1)
--------------------------------------------------------------------------------
Total Square Footage             12.2 M            3.5 M              15.8 M
--------------------------------------------------------------------------------
In-line Occupancy(2)             90.5%             72.6%              89.1%
--------------------------------------------------------------------------------
In-line Sales Volume             $285/sf           $218/sf            $274/sf
--------------------------------------------------------------------------------

-----------
Note: Figures as of 12/31/02. Data excludes Palmer Park Mall asset owned in a joint venture with PREIT.
(1) Figures exclude Crown's weakest performing assets, Oak Ridge Mall and Carlisle Plaza Mall, due to sale.
(2)   In-line occupancy includes temporary and seasonal tenants.


                                                               [Graphic omitted]
                                       9

Combined Retail Portfolio
--------------------------------------------------------------------------------------------------
                                                   Rouse
                                 PREIT          Portfolio(1)          Crown(2)          Combined
                             ------------       ------------       ------------       ------------
Malls
  Owned & Managed              6.9 M sf           5.6 M sf          15.8 M sf          28.2 M sf
  Third Party Mgmt.(3)         4.2 M sf           0.0 M sf           0.7 M sf           4.9 M sf
                             ------------       ------------       ------------       ------------
    Subtotal                  11.1 M sf           5.6 M sf          16.5 M sf          33.1 M sf

Power & Strip
  Owned & Managed              5.2 M sf             0 sf               0 sf             5.2 M sf
  Third Party Mgmt.            0.5 M sf             0 sf               0 sf             0.5 M sf
                             ------------       ------------       ------------       ------------
    Subtotal                   5.7 M sf             0 sf               0 sf             5.7 M sf

    Total                     16.8 M sf           5.6 M sf          16.5 M sf          38.8 M sf
                             ------------       ------------       ------------       ------------

  In-Line Occupancy(4)          93.0%              90.0%              89.1%              90.6%
  Sales Volume(5)                $358               $328               $274               $303


-------------
(1) Reflects square footage of all 6 assets acquired, or to be acquired, by PREIT. Rouse information per PREIT's March 6, 2003 press release.
(2) Crown square footage excludes its interest in Palmer Park Mall (it is reflected in the PREIT numbers) and includes non-core assets.
(3) Adjusted to reflect the termination of the Christiana Mall management agreement.
(4) PREIT: In-line Weighted Average Occupancy (Entire Retail Portfolio excluding redevelopment properties) at 12/31/02; Crown: includes temporary and seasonal tenants at 12/31/02.
(5) PREIT: Enclosed Malls Weighted Average Comparable Sales; Crown: Comparable Store In-line Sales -data as of 12/31/02.


                                                               [Graphic omitted]
                                       10

Significant Presence in Pennsylvania and the Mid-Atlantic
--------------------------------------------------------------------------------

               Combined Portfolio by Total Square Footage (1) (2)

                               [Graphic omitted]
        [Pie chart showing percentage of total square footage by state.]


----------
(1) Data based on total square footage. Information for PREIT excludes properties under construction, as well as multifamily and industrial assets. Pro forma for the acquisition of all 6 Rouse assets.
(2) Crown and PREIT data as of the December 31, 2002 Form 10K. Rouse information per PREIT's March 6, 2003 press release.


                                                               [Graphic omitted]
                                       11

Significant Presence in Pennsylvania and the Mid-Atlantic
--------------------------------------------------------------------------------

                         Pro Forma Retail Holdings (1)

                               [Graphic omitted]
           [Listing of each of the properties and corresponding square footage by state in the Mid-Atlantic region.]


----------
*   Denotes joint venture properties.
(1) Pro forma for the acquisition of all 6 Rouse assets. Crown and PREIT data as of the December 31, 2002 Form 10K. Rouse information per PREIT's March 6, 2003 press release.
(2) Assets considered to be non-core assets.


                                                               [Graphic omitted]
                                       12

Combined Retail Portfolio
--------------------------------------------------------------------------------

                   PREIT, Crown (1) and Rouse Top 20 Tenants

                                   Number of        Total SF                     Revenues
                                                                     ---------------------------------
Tenant                              Stores          Occupied            Amount           % of Total (2)       Location
----------------------------------------------------------------------------------------------------------------------
Gap Stores, Inc.                      57              612,715         $11,417,004             4.7%            National
Limited Stores, Inc.                 123              608,916          11,184,677             4.6%            National
JCPenney                              34            2,866,803           7,177,682             3.0%            National
Sears Roebuck and Co.                 32            3,931,627           6,196,146             2.6%            National
Footlocker Inc.                       67              342,612           5,343,351             2.2%            National
Hallmark                              45              155,057           4,141,541             1.7%            National
Sterling Jewelers                     43               56,850           3,519,476             1.5%            National
Zales                                 73               49,297           3,489,451             1.4%            National
Best Buy Corp                         27              169,263           3,352,870             1.4%            National
Boarders Group                        35              154,044           3,349,209             1.4%            National
Transworld Entertainment              38              191,705           3,301,336             1.4%            National
Bon Ton                               14            1,176,578           3,087,096             1.3%            Regional
Kay Bee Toys                          41              149,485           2,942,762             1.2%            National
Boscov's                               8            1,214,594           2,839,972             1.2%            Regional
Shoe Show of Rocky Mtn.               35              183,100           2,655,250             1.1%            National
American Eagle Outfitters             29              121,158           2,638,698             1.1%            National
Dick's Sporting Goods                  4              147,340           2,135,594             0.9%            National
The Finish Line                       21              107,229           1,993,678             0.8%            National
Lenscrafters                          32               66,407           1,990,569             0.8%            National
Hermes & Muritz                        3               64,385           1,516,451             0.6%            National
Electronics Boutique                  36               41,845           1,412,157             0.6%            National
Circuit City                           4              100,582           1,406,335             0.6%            National
Bed, Bath & Beyond                     5              112,116           1,393,058             0.6%            National
Costco                                 2              289,447           1,300,588             0.5%            National
Home Depot                             1              136,633           1,250,000             0.5%            National
----------------------------------------------------------------------------------------------------------------------
Total                                809           13,049,787         $91,034,951            37.8%
----------------------------------------------------------------------------------------------------------------------

----------
*   Note: Data as of 12/31/02.
(1) Excludes 50% ownership interest in Palmer Park Mall as 100% ownership interest is credited to PREIT.
(2) Retail revenues equals minimum rent.

                                                               [Graphic omitted]
                                       13

Value Creation Opportunities in Crown American Portfolio
--------------------------------------------------------------------------------

o Capitalize on geographic presence to attract new mall tenants to expanded portfolio

o Utilize relationships with value-oriented tenants such as Best Buy, Bed Bath & Beyond and Michael's to increase occupancy and traffic

o Introduce Boscov's and Target into Crown assets

o Leverage premier assets and geographic strength to drive occupancy at underperforming properties

o Implement enhanced buying economies program to take advantage of increased scale

o Accelerate lease and sale program for outparcels

o Utilize geographic concentration to enhance ancillary and seasonal revenue opportunities

                                                               [Graphic omitted]


PREIT Portfolio - Value Creation Examples
--------------------------------------------------------------------------------

                        Dartmouth Mall                   Prince Georges Plaza
                   -------------------------          --------------------------
                    Base Year(1)       2002            Base Year(1)        2002
--------------------------------------------------------------------------------
Comp Sales (psf)        $237           $400                $273            $369
--------------------------------------------------------------------------------
In-Line Occupancy      77.3%          87.8%               84.4%           93.5%
--------------------------------------------------------------------------------
NOI                    $4.7M          $7.4M               $7.4M           $8.8M
--------------------------------------------------------------------------------
Investment            $36.1M         $49.7M              $66.0M          $76.8M
--------------------------------------------------------------------------------
ROI                    13.0%          14.9%               11.2%           11.5%
--------------------------------------------------------------------------------

----------
(1) Sales and occupancy data based on first full quarter of PREIT's ownership of the respective asset. NOI, Investment and ROI figures based on first twelve month period after PREIT's purchase of the respective asset.

                                                               [Graphic omitted]

Integration Strategy
--------------------------------------------------------------------------------

o PREIT retained Generative Leadership Group and PricewaterhouseCoopers LLP to develop integration methodology

o Establish integration structure to transition people and properties

o Allocate acquired assets and personnel in new regional structure

o Evaluate personnel from Crown

o Determine leadership appointments from PREIT and Crown staff

o Implement Workforce Integration Project Plan

  - Communicate vision and culture

  - Perform human resource due diligence including compensation and benefits strategy

  - Identify technology and business process issues

  - Establish process for determining best practices

  - Formulate interim and long term operating strategy


                                                               [Graphic omitted]

Arrangement with Mark Pasquerilla
--------------------------------------------------------------------------------
o Nominated to join PREIT's Board of Trustees
  - Agreement to include in Board's slate of nominees for up to 8 years or longer subject to maintenance of 70% of his share ownership at closing

o Mr. Pasquerilla will have the following ownership interests in PREIT
  - 1.1 million PREIT common shares
    o 4.1% of PREIT common shares outstanding pro forma the transaction
  - 3.2 million PREIT common shares and OP units
    o 9.7% of PREIT common shares and OP units outstanding pro forma the transaction(1)

o Sale of stock received in the transaction
  - During the period from two weeks after the closing of the transaction until the nine month anniversary of the closing:
    o Permitted to sell up to $16 million less Oak Ridge net proceeds of sale, if any
    o May resell shares in accordance with Rule 144 (e)(1) quarterly volume limitations
    o Will be entitled to a one-time 'piggyback' right to participate in an underwritten public equity offering of primary shares initiated by PREIT
      - 90 day lock-up following completion of offering
  - After the nine month anniversary of the closing
    o Subject to annual and quarterly volume limitations

----------
(1) Reflects issuance of 0.9 million PREIT OP units in connection with the acquisition of the Rouse Portfolio (assumes all 0.9 million OP units issued at closing).


                                                               [Graphic omitted]
                                       17

Arrangement with Mark Pasquerilla
--------------------------------------------------------------------------------
o PREIT will purchase 16 undeveloped outparcels adjacent to acquired malls from Crown Investments Trust in exchange for Pasquerilla Plaza

o Other
  - 8 year tax protection by PREIT on asset sales (does not apply to assets characterized as non-core assets)
  - 8 year non-compete agreement
  - 8 year minimum standstill provision
  - Indemnification of PREIT by entities affiliated with Mr. Pasquerilla, subject to a $6 million, two year cap, against claims for related party transactions with Crown entered into since January 1, 2000
  - Participation right in net proceeds received by Mr. Pasquerilla upon resale of Oak Ridge (90%) and Pasquerilla Plaza (50%) prior to the 6th anniversary of merger


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


Forward-Looking Statements
--------------------------------------------------------------------------------

This presentation contains forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. These forward-looking statements reflect PREIT's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. In particular, PREIT may not be able to consummate the merger with Crown, sale of its multifamily portfolio or the acquisition of Echelon Mall and Plymouth Meeting Mall from the Rouse Company on previously announced terms, on otherwise favorable terms to PREIT, or at all. If such transactions are consummated, PREIT's actual results may differ significantly from those expressed in any forward-looking statement. If PREIT is unable to consummate the sale of the multifamily portfolio, it will be unable to use the proceeds from such sale to repay the acquisition loan obtained in connection with the acquisitions from the Rouse Company. Certain factors that could cause PREIT not to consummate such transactions or could cause PREIT's actual results to differ materially from expected results include, without limitation, failure of the requisite number of PREIT and Crown shareholders to approve the merger, the satisfaction of closing conditions applicable to such transactions (some of which are beyond PREIT's control); and other economic, business or competitive factors. In addition, PREIT's business is subject to uncertainties regarding the revenues, operating expenses, leasing activities, occupancy rates, and other competitive factors relating to PREIT's portfolio and the properties proposed to be acquired and changes in local market conditions as well as general economic, financial and political conditions, including the possibility of outbreak or escalation of war or terrorist attacks, any of which may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. PREIT does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements or industry information set forth in this document to reflect new information, future events or otherwise.

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